

Mail Stop 4561

April 3, 2018

Patrick Stiles
Chief Executive Officer
Grey Cloak Tech, Inc.
10300 W. Charleston
Las Vegas, NV 89135

      Re: Grey Cloak Tech, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed February 6, 2018
              File No. 000-55572

Dear Mr. Stiles:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          /s/ Folake Ayoola

                          Folake Ayoola
                          Special Counsel
                          Office of Information
                          Technologies and Services

cc: Parker Morrill
        ClydeSnow and Sessions, P.C.